December 14, 2005

By Facsimile ((212) 848-7179) and U.S. Mail

Creighton O`M. Condon, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY  10022

	Re:	Georgia-Pacific Corporation
		Schedule 14D-9/A filed December 8, 2005
		File No. 005-30246

Dear Mr. Condon:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Schedule 14D-9/A

The Solicitation or Recommendation - Background, page 5
1. We note your response to comment 4. Please revise your disclosure to specify what, if any, authority was given to the special committee. If the special committee served merely as an overseer of the negotiations but had no authority similar to that of the board of directors, please state so.

The Solicitation or Recommendation - Opinion of Financial Advisor, page 13
2. We reissue comment 6. We believe the information requested in our original comment is material. Please revise the Schedule 14D-9 to provide it or provide us your detailed legal analysis for not doing so. We note that the information requested in our previous comment is available in the report presented by Goldman Sachs to your board of directors. Note also that we believe you should complement the disclosure added to the "Additional Premium Analysis" section with the data that resulted in the results presented.

Persons/Assets Retained, page 18
3. We note the disclosure provided in response to comment 9. Please clarify the basis upon which the fee payable to Goldman Sachs upon the consummation of this transaction will be determined, such that the disclosure regarding the fee due upon the termination of this transaction is complete.

Closing Information

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      Please direct any questions to me at (202) 551-3619 or, in my absence, to Pam Carmody, Special Counsel, at (202) 551-3265. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

						Sincerely,




						Daniel F. Duchovny
						Attorney-Advisor
						Office of Mergers & Acquisitions

??

??

??

??

Creighton O'M. Condon, Esq.
Shearman & Sterling LLP
December 14, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE